UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. _____)*

			Cycomm International, Inc.
      _____________________________________________________
                        (Name of Issuer)

			Common Stock, $ No Par Value
      ______________________________________________________
                 (Title of Class of Securities)

					23255B208
               ____________________________________
                         (CUSIP Number)

				March 28, 2002
	-------------------------------------------------------
	(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	-x--		Rule 13d-1(b)
	----		Rule 13d-1(c)
	----		Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












CUSIP No. 23255B208                13G         Page 2 of 10
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Private Equity Fund, L.P. ("SSPE") F13-3916551
	MG Advisers L.L.C.* ("MG") F13-3916549
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)
  (a) | |
  (b) |X|
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(3)  SEC USE ONLY
----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware/New York
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
   SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
  REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     2,400,000 (all warrants)
----------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.4
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
----------------------------------------------------------------















CUSIP No. 23255B208           13G             Page  3  of  10
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Special Situations Technology Fund, L.P. ("TECH") 13-3937585
     SST Advisers, L.L.C. ("SSTA") 13-3937583
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 1,600,000 (all warrants)
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   2.9
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------














CUSIP No. 23255B208             13G         Page  4  of  10
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER         4,000,000
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER    4,000,000
 REPORTING     -------------------------------------------------
PERSON WITH:    (8) SHARED DISPOSITIVE POWER      None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	  4,000,000 (all warrants)
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.4
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------













 							     Page 5 of 10 Pages

Item 1.
(a)  Name of Issuer:  Cycomm International Inc.
(b)  Address of Issuer's Principal Executive Offices:
1420 Springhill Road, Ste 420, McLean, VA  22102
Item 2.
(a)	Name of Person Filing:  This statement is filed on behalf of (i)
Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"); (ii) Special Situations Technology Fund, L.P., a Delaware limited partnership ("TECH"); (iii) MG Advisers, L.L.C., a New York limited liability company, ("MG"); (iv) SST Advisers, L.L.C.; a Delaware limited liability company ("SSTA"); (v) Austin W. Marxe and (vi) David Greenhouse. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
(b) Address of Principal Business Office or, if none, Residence: The principal office and business address of the Reporting Persons is 153 East 53 Street, New York, New York 10022.
(c) Citizenship:  SSPE and TECH are Delaware limited partnerships.  MG is a
New York limited liability company and SSTA is a Delaware limited liability company. Austin W. Marxe and David M. Greenhouse are United States citizens.
The principal business of SSPE and TECH (individually, a "Fund" and, collectively, the "Funds") is to invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The principal business of MG is to act as general partner of and investment
adviser to SSPE.   The principal business of SSTA is to act as the general
partner of and the investment adviser to TECH. MG and SSTA are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers."
								Page 6 of 10 Pages
The principal occupation of Austin W. Marxe and David Greenhouse is to serve as officers, directors and members or principal shareholders of the Advisers.
2(d)		Title of Class of Securities: See cover sheets.
2(e)		CUSIP Number:  See cover sheets.
Item 3.	If this statement is filed pursuant to $240.13d-1(b) or 240.13d-
2(b), check whether the person filing is a:
(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) (x)	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);
(g) (x)	A parent holding company or control person in accordance with
$240.13d-1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i) ( )   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).
See Exhibit A attached hereto.


								Page 7 of 10 Pages
Item 4.	Ownership:
(a) Amount Beneficially Owned:  4,000,000 (all warrants) shares of Common
Stock are beneficially owned by Austin W. Marxe and David Greenhouse; of which 2,400,000 warrants exercisable for 2,400,000 common shares are owned by
SSPE and 1,600,000 warrants exercisable for 1,600,000 common shares are owned by TECH.
(b) Percent of Class:  7.4 percent of the Common Stock are beneficially owned by Austin Marxe and David Greenhouse.  4.4 percent are beneficially owned by
SSPE and 2.9 percent are beneficially owned by TECH.
(c) 	Number of Shares as to which the person has Rights to
 Vote and/or Dispose of Securities:  SSPE, MG, TECH and SSTA have sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are respectively beneficially owned by each Fund and its Adviser. Austin Marxe and David Greenhouse have shared power to vote or to direct the vote of and to dispose or to direct the disposition of securities reported hereby which are beneficially owned by Austin Marxe and David Greenhouse by virtue of being
Executive Officers of the Investment Advisers.
Item 5. Ownership of Five Percent or Less of a Class:  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial
owner of more that five percent of the class of securities,
check the following ____ .
Item 6.Ownership of More than Five Percent on Behalf of Another
Person:  SSPE and TECH as owners of the securities
in question, have the right to receive any dividends from, or
					Page 8 of 10 Pages
proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on By the Parent
Holding Company:  See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.	Certification:
			By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











						Page 9 of 10 Pages
SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2002

			SPECIAL SITUATIONS PRIVATE EQUITY FUND, L.P.

			By:/s/ Austin W. Marxe
			   Austin W. Marxe
			   Managing Director

			MG ADVISERS LIMITED PARTERSHIP


			By:/s/ Austin W. Marxe
        Austin W. Marxe
                  President and Chief Executive Officer

			SPECIAL SITUATIONS TECHNOLOGY  FUND, L.P.


			By: /s/ Austin W. Marxe
                   Austin W. Marxe
			    Managing Director

			AWM INVESTMENT COMPANY, INC.

			By: /s/ Austin W. Marxe
    Austin W. Marxe
			    President and CEO


				/s/ Austin W. Marxe
				AUSTIN W. MARXE


				/s/David M Greenhouse
DAVID M. GREENHOUSE










							Page 10 of 10 Pages



EXHIBIT A


	This Exhibit explains the relationship between the Reporting Persons. MG Advisers, L.L.C. (MG), a New York limited liability company, is the general partner of the Special Situations Private Equity Fund, L.P., a Delaware Limited Partnership. SST Advisers, L.L.C., a Delaware limited liability company, is the general partner of and investment adviser to TECH. Austin W. Marxe and David M. Greenhouse are the principal owners of MG and SSTA and are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment advisers on behalf of their Fund.